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                           March 29, 2023

       Elijio V. Serrano
       Chief Financial Officer
       TETRA Technologies, Inc.
       24955 Interstate 45 North
       The Woodlands, Texas 77380

                                                        Re: TETRA Technologies,
Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed February 27,
2023
                                                            File No. 001-13455

       Dear Elijio V. Serrano:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 28

   1. We note that you have presented segment activity in three tabulations on pages 30 and 31 which include segment
measures "Income before taxes," "Income (loss) before taxes," and
                                                        "Loss before taxes."
However, the amounts corresponding to these captions appear to be identified as "Income
(loss) before taxes and discontinued operations" on page F-35.
                                                        Please revise to
resolve or address this apparent inconsistency.
       Non-GAAP Financial Measures, page 32

   2. We note that you provide two tabulations on page 33 having compound reconciliations that include the
non-GAAP measure    Adjusted income (loss) before taxes and
                                                        discontinued operations
   as an intermediate measure from which you then reconcile to the non-GAAP measure
Adjusted EBITDA. However, you do not identify the intermediate
 Elijio V. Serrano
TETRA Technologies, Inc.
March 29, 2023
Page 2
         measure in your descriptions of non-GAAP measures or provide the disclosure prescribed by Item 10(e)(1)(i)(C) of Regulation S-K.

         If you wish to retain the measure, please address this requirement in your periodic filings and provide similar clarification in your earnings releases. Please also address the inconsistency in compiling the intermediate annual measure in comparing Schedule F and
         Schedule I of your earnings release covering the last quarter of 2022.
3.       We note that you provide a description of the non-GAAP measure
"Adjusted income
         (loss) from continuing operations" in your earnings release for the last quarter of 2022, which includes some of the same adjustments as reflected in your compilation of
         "Adjusted income (loss) before taxes and discontinued operations," and is accompanied by disclosure stating that the measure is used "...to assess financial performance, without regard to charges or credits that are considered by management to be outside of its normal operations." With regard to Adjusted EBITDA, we also note disclosure stating that this measure is used to assess the financial performance of the your assets, "...without regard to financing methods, capital structure or historical cost basis" and to assess your "...ability to incur and service debt and fund capital expenditures."

         Please expand your disclosures to clarify how your statements describing the utility of these measures would encompass the adjustments for "Exploration and pre-development costs," "Adjustments to long-term incentives," and "Equity-based compensation expense,"
         which are all depicted in compiling the non-GAAP measures in your annual report, and to more clearly explain your rationale for each adjustment.

         We believe that your disclosures should convey the nature of each adjustment sufficiently to understand its character and cash flow implications, including how it relates to your operations or deemed to be unrelated to your operations, to address the concerns outlined in the answer to Question 100.01 of our Non-GAAP C&DIs.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Yong Kim, Staff Accountant, at 202-551-3323 or Robert Babula, Staff
Accountant, at 202-551-3339 with any questions.



FirstName LastNameElijio V. Serrano                           Sincerely,
Comapany NameTETRA Technologies, Inc.
                                                              Division of
Corporation Finance
March 29, 2023 Page 2                                         Office of Energy
& Transportation
FirstName LastName